Via Facsimile and U.S. Mail
Mail Stop 6010

June 20, 2007

Mr. Neil Reithinger
Chief Executive Officer
Baywood International, Inc.
14960 N. 83rd Place
Scottsdale, AZ 85260

Re: **Baywood International, Inc.**
        Form 10-KSB for the Fiscal Year Ended December 31, 2006
        Filed April 16, 2007
        Form 10-QSB for the Quarter Ended March 31, 2007
        Filed May 21, 2007
        File No. 000-22024

Dear Mr. Reithinger:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Statements of Stockholders' Deficit, page F-5

1.   Please tell us how you accounted for the redemption transaction involving Dr. Choi's Class E preferred shares, as discussed on page 17 of your "Liquidity and Capital Resources" discussion. Reference the applicable U.S. GAAP that supports your accounting treatment. It does not appear that you have reflected the effects of

       this transaction on your statement of shareholders' deficit as of December 31, 2005.

Notes to Consolidated Financial Statements

Revenue Recognition, page F-8

2.   Per the disclosure on page 7 of Item 1, it appears that you may provide your retailers with sales incentives in the form of promotional and other "marketing support" consideration; however, it is unclear how you account for and present these sales incentives in your statements of operations. Please provide us with the information that follows in a disclosure-type format.

- Describe the types of sales and/or promotional incentives that you offer to your retail customers and tell us how you account for them pursuant to EITF No. 01-9 or other applicable U.S. GAAP.

- Quantify the amount of each sales/promotional incentive included in your statements of operations for the periods presented and tell us where you have classified those amounts.

Note 10- Stock Options and Warrants, page F-15

3.   Per the disclosure on page 18 of your "Liquidity and Capital Resources" discussion, it appears that you are required to file a registration statement with respect to the common shares underlying the warrants that you issued in your September 19, 2006 10% Senior Convertible Notes transaction. Please tell us, in disclosure-type format, the settlement alternative(s) in the event that you are not able to file and maintain an effective registration statement or are not able to deliver registered shares upon exercise of the warrants. In this regard, please provide us with an analysis under paragraphs 14, 17, 18 and 25 of EITF No. 00-19 that supports your equity classification of the warrants rather than classification as a liability.

4.   Additionally, please tell us how you accounted for the related registration rights agreement pursuant to EITF No. 05-4. Refer to the Division of Corporation Finance "Current Accounting and Disclosure Issues" Section II (B) - Classification and Measurement of Warrants and Embedded Conversion Features (New). You can find this at the following website: http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Form 10-QSB for the Quarter Ended March 31, 2007

Item 2. Management's Discussion and Analysis, page 13

Liquidity and Capital Resources, page 15

5.   Please provide us with additional information, in a disclosure-type format, that
        addresses the underlying reasons for the comparative changes in your working
        capital components for the financial statement periods presented. Specifically
        address the increase in accounts payable and accrued expenses of $195,145,
        which primarily resulted in your recognition of net cash provided by operating
        activities for the period ended March 31, 2007. Refer to Commission Release No.
        33-8350: "Interpretation- Commission Guidance Regarding Management's
        Discussion and Analysis of Financial Condition and Results of Operations,"
        which you can find on our website at www.sec.gov/rules/interp/33-8350.htm.

                                *   *   *   *

        Please provide us the information requested within 10 business days of the date of
this letter or tell us when you will provide a response prior to the expiration of the 10-day
period. Please furnish a letter with your responses that keys your responses to our
comments. Detailed letters greatly facilitate our review. You should furnish the letter to
us via EDGAR under the form type label CORRESP. Please understand that we may
have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that they have provided all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Bruckner, Senior Accountant, at (202) 551-3657 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant